Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 3 DATED JUNE 22, 2010

TO THE PROSPECTUS DATED APRIL 22, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2010, as supplemented by supplement no. 1 dated April 22, 2010 and supplement no. 2 dated May 18, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the acquisition of an office building containing 82,265 rentable square feet in Greenwood Village, Colorado;

•	the acquisition of three office buildings containing 157,884 rentable square feet in San Diego, California; and

•	the execution of an agreement to acquire the rights to a ground lease related to a distribution facility containing 400,123 rentable square feet in Irving, Texas.

Recent Real Estate Investments

Crescent VIII

On May 26, 2010, we, through an indirect wholly owned subsidiary, acquired a four-story office building containing 82,265 rentable square feet located on approximately 4.2-acres of land in Greenwood Village, Colorado (“Crescent VIII”). The seller is not affiliated with us or our advisor. The purchase price of Crescent VIII was approximately $12.5 million plus closing costs. We funded the purchase of Crescent VIII with proceeds from this offering but may later place mortgage debt on the property.

Crescent VIII is located at 8350 E. Crescent Parkway in Greenwood Village, Colorado and consists of a four-story office building built in 1996. Currently, Crescent VIII is 98% leased to three tenants. The annualized base rent is $1.9 million and the average annualized base rent per square foot is $23.86. The weighted-average remaining lease term is 3.8 years. None of the tenants in this property represent more than 10% of our portfolio’s annualized base rent.

Horizon Tech Center

On June 17, 2010, we, through an indirect wholly owned subsidiary, acquired three office buildings containing 157,884 rentable square feet located on approximately 11.35-acres of land in San Diego, California (“Horizon Tech Center”). The seller is not affiliated with us or our advisor. The purchase price of Horizon Tech Center was approximately $40.5 million plus closing costs. We funded the purchase of Horizon Tech Center with proceeds from this offering but may later place mortgage debt on the property.

Horizon Tech Center is located at 10301, 10325 and 10343 Meanley Drive in San Diego, California and consists of three two-story office buildings that were built in 2009. Currently, Horizon Tech Center is 100% leased to one tenant. The annualized base rent is $4.2 million and the average annualized base rent per square foot is $26.53. The remaining lease term is 4.1 years. The tenant in this property does not represent more than 10% of our portfolio’s annualized base rent.

Probable Real Estate Investment

Dallas Cowboys Distribution Center

On June 15, 2010, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire the rights to a ground lease related to a distribution facility containing 400,123 rentable square feet located on approximately 21.22-acres of land in Irving, Texas (“Dallas Cowboys Distribution Center”). Fee simple title to the land upon which the Dallas Cowboys Distribution Center is located is held by the Dallas/Fort Worth International Airport Board. The ground lease expires in February 2050. The seller is not affiliated with us or our advisor. The purchase price of the ground lease to the Dallas Cowboys Distribution Center is approximately $19.0 million plus closing costs. Pursuant to the purchase and sale agreement, we would be obligated to purchase the ground lease only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. We have made deposits of $0.4 million related to this property, and in some circumstances, if we fail to complete the acquisition, we may forfeit $0.4 million of earnest money.

Dallas Cowboys Distribution Center is located at 2500 Regent Boulevard in Irving, Texas and consists of a two-story distribution facility that was built in 2010. Currently, Dallas Cowboys Distribution Center is 100% leased to one tenant. The annualized base rent is $1.5 million and the average annualized base rent per square foot is $3.86. The remaining lease term is 9.8 years. The tenant in this property does not represent more than 10% of our portfolio’s annualized base rent.

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